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So 3| 5|03

SECURITIE: 03012549 ....ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *33797*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Attkisson Carter & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3060 Peachtree Road, Suite 1400

                              (No. and Street)

Atlanta   Georgia   30305

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Owens & Associates, P.C.

(Name – *if individual, state last, first, middle name*)

3695 Stewart Road   Atlanta   Georgia   30340

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 7 2003
THOMSON
FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Ronald Attkisson__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Attkisson, Carter & Company, Inc.__ , as of __December 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Attkisson, Carter & Company, Incorporated
(formerly Attkisson, Carter & Akers, Incorporated)

Financial Statements and
Supplemental Information

Years Ended December 31, 2002 and 2001

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Attkisson, Carter & Company, Incorporated

We have audited the accompanying balance sheet of Attkisson, Carter & Company, Incorporated (formerly Attkisson, Carter & Akers, Incorporated) as of December 31, 2002, and December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Attkisson, Carter & Company, Incorporated, at December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the year the ended in conformity with generally accepted accounting principles.

Our audits have been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The accompanying supplementary information is presented for analysis purposes and is not necessary for a fair presentation of the financial information referred to in the preceding paragraph. It has been subjected to the tests and other auditing procedures applied in the audits of the financial statements mentioned above and, in our opinion , is fairly stated in all material respects in relation to the financial statements taken as a whole.

James Owens & Associates, P.C.
February 21, 2003

Attkisson Carter & Company, Incorporated
Balance Sheets
As of December 31, 2002 and 2001

		2002	2001
Assets:			
Cash	$	26,009	66,000
Clearing deposit		29,000	29,000
Receivable from clearing organization		123,024	94,580
Marketable securities at fair market value			
available for sale		0	29,658
Other assets		24,857	85,639
Total Assets	$	202,890	304,877
Liabilities and Stockholders' Equity:			
Accounts payable and accrued expenses	$	93,408	84,764
Margin account payable		0	0
Deferred income taxes		22,000	9,000
Total liabilities		115,408	93,764
Stockholders' equity			
Common stock, $1 par value; authorized 10,000;			
issued and outstanding 2,753.5 shares		2,754	2,754
Additional paid-in-capital		181,855	181,855
Less treasury stock, at cost		(5,833)	(5,833)
Unrealized gain on marketable securities		0	(39,061)
Retained earnings(deficit)		(91,294)	71,398
Total stockholders' equity		87,482	211,113
Total liabilities and stockholders' equity	$	202,890	304,877

See accompanying notes to financials statements

Attkisson, Carter & Company, Incorporated
Statements of Operations
Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 1,950,394	2,913,833
Interest	79,652	123,890
Investment banking fees	247,745	931,375
Principal transactions	(42,617)	(103,572)
Rental and other income	165,681	180,730
Total Revenues	2,400,855	4,046,256
Expenses		
Compensation and benefits	266,534	510,507
Commissions	1,124,447	1,452,657
Clearing costs	338,748	844,847
Occupancy and equipment rental	240,000	240,000
Communications	130,824	164,448
Other	85,029	62,600
Total Expenses	2,185,582	3,275,059
Income before income taxes	215,273	771,197
Income tax expense	88,000	260,000
Net income	$ 127,273	511,197

The accompanying notes are an integral part of these financial statements

Attkisson , Carter & Company, Incorporated
Statements of Stockholders' Equity
Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Treasury Stock	Unrealized Apprecation	Retained Earnings (Deficit)	Total
Balance 12/31/00	$ 2,754	181,855	(5,833)	1,870	237,311	417,957
Net income					511,197	511,197
Dividends paid					(677,110)	(677,110)
Change in unrealized apprecation				(40,931)		(40,931)
Balance 12/31/01	2,754	181,855	(5,833)	(39,061)	71,398	211,113
Net income					127,273	127,273
Dividends paid					(289,964)	(289,964)
Change in unrealized apprecation				39,061	0	0
Balance at 12/31/02	$ 2,754	181,855	(5,833)	0	(91,293)	48,422

The accompanying notes are an integral part of these financial statements

Attkisson Carter & Company, Incorporated
Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 127,273	511,197
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease (Increase) in receivables	(28,445)	(5,313)
Decrease (Increase) in marketable securities	39,060	0
Decrease (Increase) in other assets	60,782	67,719
(Decrease) Increase in accrued expenses	8,644	(79,490)
(Decrease) Increase in margin loan payable	0	(145,813)
(Decrease)Increase in deferred income taxes	13,000	8,000
Net cash provided by operating activities	220,314	356,300
Cash flows from investing activites:		
Decrease (Increase) in marketable securities	29,659	247,241
Cash flows from financing activities:		
Dividends paid	(289,964)	(677,110)
Net (decrease) in cash and cash Equivalents	(39,991)	(73,569)
Cash and cash equivalents at beginning of year	66,000	139,569
Cash and cash equivalents at end of year	$ 26,009	66,000

The accompanying notes are an integral part of these financial statements

Attkisson, Carter & Company, Incorporated
(Formerly Attkisson, Carter & Akers, Incorporated)
Notes to Financial Statements
Years Ended December 31. 2002 and 2001

Note A: Summary of Significant Accounting Policies

Description of Business
Attkisson, Carter & Company, Incorporated (formerly Attkisson, Carter & Akers, Incorporated) is a broker/dealer engaged in investment brokerage activities principally in the Atlanta area. The Company is a wholly owned subsidiary of First Atlanta Financial Service Group, Inc. (First Atlanta Financial)

Furniture Fixtures and Depreciation
Furniture and fixtures were fully depreciated as of December 31, 2002

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial abatements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the use of the cash basis of accounting for income tax purposes.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considered all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Concentration of Risks
The company's clearing deposit and receivable from clearing organizations are located at a single securities clearing house.

Note B: Capital Requirements

The company is subject to the net capital rules of the Securities and Exchange Commission. The rules prohibit a broker/dealer from engaging in any securities transaction at a time when its aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined by the rules.

Attkisson, Carter & Company, Incorporated
(formerly Attkisson, Carter & Akers, Incorporated)
Notes to Financial Statements
Years Ended December 31. 2002 and 2001

Note B: Capital Requirements, continued

At December 31, 2002 the Company's net capital of $62,510 exceeded its required net capital of $50,000 and results in a ratio of aggregate indebtedness to net capital of 1.25 to one.

Note C: Income Taxes

The components of income tax expense are as follows:

	2002	2001
Current		
Federal	$ 63,000	213,000
State	12,000	39,000
Deferred		
Federal	11,000	6,800
State	2,000	1,200
Total	$ 88,000	260,000

The tax effects of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and other items that give rise to deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets		
Temporary differences between accounts payable and accrued expenses	$ 91,300	27,400
Deferred tax liabilities:		
Temporary differences between commissions receivable	(104,300)	(36,400)
Net tax deferred tax liability	$ (13,000)	(9,000)

Attkisson, Carter & Company, Incorporated
(formerly Attkisson, Carter & Akers, Incorporated)
Notes to Financial Statements
Years Ended December 31. 2002 and 2001

Note C: Income Taxes, continued

The Company files a consolidated income tax return with its parent, First Atlanta Financial. Income taxes are allocated to the Company based on the taxes the Company would pay if it filed a separate return.

Total tax expense reflected in the accompanying statements if operations differs from amounts computed at statutory rates principally because of certain expenses which are not tax deductible.

Note D: Related Party Transactions

The Company is a wholly owned-owned subsidiary of First Atlanta Financial service Group, Inc. (First Atlanta Financial), which pays a substantial portion of the occupancy, equipment rental, communications, and other expenses, incurred directly or indirectly by the Company. The primary sources of funds available to First Atlanta Financial to pay these expenses are dividends and expense reimbursements from the Company. The company paid $ 289,964 in dividends for the year ended December 31, 2002

The Company paid $ 75,000 to First Atlanta Financial for income taxes allocated to the Company from the consolidated income tax return for 2002.

The Company paid $240,000 in rent to First Atlanta Financial for the year 2002.

Attkisson, Carter & Akers, Incorporated
Computation of Net Capital under Rule 15c3-1
December 31, 2002

Net Capital

Total stockholders' equity	87,482
Less deductions of non-allowable assets:	
Prepaid expenses	23,473
Loans to employees	1,383
Haircuts other securities	116
Net capital	62,510

Reconciliation with Company's Computation

Net capital computation per FOCUS Report Part IIA	75,510
Audit adjusgtment:	
Adjustment to deferred income taxes	13,000
	62,510

Supplementary Information

JAMES OWENS & ASSOCIATES, P.C.

Certified Public Accountants

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5

The Board of Directors
Attkisson, Carter & Company, Incorporated

In planning and performing our audit of the financial statements of Attkisson, Carter & Company, Incorporated for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Report on Internal Control, continued

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Of consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

James Owens & Associates, P.C.
February 21, 2003